

February 7, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Suha Hachler
Chief Financial Officer
Sustainable Petroleum Group Inc.
2316 Pine Ridge Road Suite 383
Naples, Florida 34109

      **Re:**    **Blue Spa Incorporated**
            **Form 10-K for Fiscal Year Ended May 31, 2016**
            **Filed September 6, 2016**
            **File No. 000-54875**

Dear Mr. Hachler:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief
               Office of Manufacturing and
               Construction